Filed by Avis Budget Group, Inc.

Commission File No.: 001-10308

Pursuant to Rule 425 under the

Securities Act of 1933, as amended

Subject Company:

Dollar Thrifty Automotive Group, Inc.

Commission File No.: 001-13647

Set forth below is an excerpt of the transcript for the first quarter 2011 earnings conference call held by Avis Budget Group, Inc. on May 4, 2011.

Ron Nelson - Avis Budget Group, Inc. - Chairman and CEO

Lastly, let me tackle our proposed acquisition of Dollar Thrifty. While 99.98% of our employees are focusing on delivering results for our shareholders, a small handful of us and a gaggle of lawyers and bankers are also focusing on driving this proposed acquisition to the finish line.

In short, there is not much to report. While we had hoped to have more news related to DTG to share with you by now, sometimes things take longer than one would like. So while we still aren’t ready to talk publicly about our discussions with the FTC, rest assured that we have been working hard on this front and that we remain committed to acquiring Dollar Thrifty. It remains an important growth opportunity for our company, one that moves us squarely into the value arena, results in significant consolidation efficiencies, and, we believe, based on every acquisition completed in the car rental space in the last 10 years, only enhances competition in the industry.

We continue to work closely with DTG and their counsel in order to obtain antitrust clearance for our proposed transaction, and we continue to have a good, constructive dialog with the FTC.

In short, while the acquisition of Dollar Thrifty is an important objective for us, we have also been taking significant steps to manage our organic growth and profitability – and the strength of our first-quarter results highlights the potential that we are unlocking. Beyond that, I really don’t think there is anything further to say on the topic.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on Avis Budget’s current expectations and they include, among others, statements regarding expected synergies and benefits of a potential combination of Avis Budget and Dollar Thrifty. There is no assurance that Avis Budget will enter into a merger agreement with Dollar Thrifty or that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include the timing to consummate and terms of the potential transaction between Avis Budget and Dollar Thrifty and the ability and timing to obtain required regulatory approvals and financing, Avis Budget’s ability to realize the synergies contemplated by the potential transaction, Avis Budget’s ability to promptly and effectively integrate the businesses of Dollar Thrifty and Avis Budget, those risks and uncertainties discussed in the “Risk Factors” section of Avis Budget’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and other factors discussed in Avis Budget’s filings with the SEC. Investors and security holders are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this communication. Avis Budget does not undertake any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a potential transaction between Dollar Thrifty and Avis Budget, which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). This material is not a substitute for the prospectus/proxy statement Avis Budget may file with the SEC regarding the potential transaction or for any other document which Avis Budget may file with the SEC and may send to Avis Budget or Dollar Thrifty stockholders in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF AVIS BUDGET AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE POTENTIAL TRANSACTION.

Investors and security holders will be able to obtain free copies of any documents filed with the SEC by Avis Budget through the Web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Avis Budget Group, Inc., Investor Relations, 6 Sylvan Way, Parsippany, NJ 07054.

Avis Budget and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the potential transaction. Information regarding Avis Budget’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 24, 2011, and its proxy statement for its 2011 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2011. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in a proxy statement filed in connection with the potential transaction.